

July 18, 2013

<u>Via E-mail</u>
Mr. Thomas F. Wolfe
  Chief Financial Officer
Good Sam Enterprises, LLC
250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

> **Re: Good Sam Enterprises, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 14, 2013**
> **File No. 0-22852**

Dear Mr. Wolfe:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Note 3. Statements of Cash Flows, page 6

1.   We note you recorded $1.8 million as a gain on the sale of certain publications and assets that were included in the previous Membership Services-Media business segment, and have reflected the gain as non-operating income. Please explain why the gain is not included in operating income pursuant to ASC Topic 360-10-45-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Thomas F. Wolfe
Good Sam Enterprises, LLC
July 18, 2013
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at (202) 551-3859 or Susan Block at (202) 551-3210 or me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief